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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

===============================================================================
1. Name and Address of Reporting Person*

     Black                    Conrad                        M.
     (See Schedule I for additional reporting persons)
-------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     c/o Hollinger International Inc.
     401 North Wabash, Suite 740
-------------------------------------------------------------------------------
                                    (Street)

     Chicago                           IL                60611
-------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


===============================================================================
2. Issuer Name and Ticker or Trading Symbol

     Hollinger International Inc. (HLR)
===============================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


===============================================================================
4. Statement for Month/Year

     June 1999
===============================================================================
5. If Amendment, Date of Original (Month/Year)


===============================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)



===============================================================================
7. Individual or Joint/Group Filing (Check applicable line)

   [ ] Form filed by one Reporting Person
   [X] Form filed by more than one Reporting Person

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

  Class A Common Stock                Various dates
                                      in June 1999(6)    X          937,541       D     (2)     17,811,645(1)      I      (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Series II Prefer-
ence Shares, con-
taining imbedded             Various
Call Options                 dates in                                         Class A
(obligations to              June                                             Common
sell)                (5)     1999(6)   X               D     Immed.           Stock     937,541  (5)     22,810,937    I     (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


Hollinger Inc.
By: /s/ Charles G. Cowan                                    July 14, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Charles G. Cowan
Vice-President and Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

The Ravelston Corporation Limited
By: /s/ Charles G. Cowan                                    July 14, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Charles G. Cowan
Vice-President and Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

  /s/ Barbara Amiel Black                                    July 14, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

    Barbara Amiel Black


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

  /s/ Conrad M. Black                                       July 14, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

The Hon. Conrad M. Black, P.C., O.C.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                 SCHEDULE I

                              Notes to Form 4


Name and Address of Reporting Person:
     Conrad M. Black
     c/o Hollinger International Inc.
     401 North Wabash Avenue, Suite 740
     Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
     Hollinger International Inc./HLR

Statement for Month/Year
     June 1999

Additional Reporting Persons:

     Barbara Amiel Black
     c/o Hollinger International Inc.
     401 North Wabash Avenue
     Chicago, Illinois 60611
     Relationship to Issuer:  Director, Officer and 10% Owner

     The Ravelston Corporation Limited
     c/o Hollinger International Inc.
     401 North Wabash Avenue, Suite 740
     Chicago, Illinois 60611
     Relationship to Issuer:  10% Owner

     Hollinger Inc.
     c/o Hollinger International Inc.
     401 North Wabash Avenue
     Chicago, Illinois 60611
     Relationship to Issuer:  10% Owner

Explanations:

(1) Following the disposition of Class A Common Stock described on the Form 4 to which this Schedule is attached, Hollinger Inc. will beneficially own 17,811,645 shares of Class A Common Stock. Of these shares, 10,708,218 shares of Class A Common Stock are owned by 504468 N.B. Inc., a wholly owned subsidiary of Hollinger Inc.

(2) The disposition of 937,541 shares of Class A Common Stock was pursuant to the exercise by holders of their exchange rights under 2,038,153 Series II Exchangeable Non-Voting Preference Shares (the "Series II Preference Shares") of Hollinger Inc.

(3) Beneficially owned by Hollinger Inc., which is effectively controlled by The Ravelston Corporation Limited, which is indirectly controlled by Conrad M. Black.

(4) Barbara Amiel Black disclaims beneficial ownership of securities held directly or indirectly by her spouse, Conrad M. Black, and this report shall not be deemed an admission that Barbara Amiel Black is a beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(5) The Series II Preference Shares are exchangeable at a conversion rate of .46 shares of Class A Common Stock for each Series II Preference Share.

(6) The disposition of Class A Common Stock disclosed in this Form 4 occurred on various dates throughout the month of June 1999.